April 29, 2009

Underlying Funds Trust
U.S. Bancorp Fund Services, LLC
615 E. Michigan Street, 2nd Fl.
Milwaukee, WI  53202

Re:	Underlying Funds Trust

(811-21895)

Post–Effective Amendment No. 16 to the

Registration Statement on Form N-1A

Dear Sir/Madam:

In connection with the filing of Post-Effective Amendment No. 16 to the Registration Statement (the “Registration Statement”) filed by Underlying Funds Trust (the “Trust”), with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), covering the shares of beneficial interest of the series of the Trust, we hereby consent to the use of our name as counsel in the Prospectus constituting part of the Registration Statement.  In giving this consent, we do not thereby concede that we come within the categories of persons whose consent is required by the 1940 Act or the General Rules and Regulations promulgated thereunder.

Very truly yours,

/s/ Blank Rome LLP

BLANK ROME LLP

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 30, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
Amendment No. 10 for the Trust
(File No.: 811-21895)

Dear Sir or Madam:

On behalf of the Trust, transmitted herewith for filing pursuant to Rule 8b-16(a) under the Investment Company Act of 1940, as amended, is Amendment No. 16 to the Trust’s Registration Statement on Form N-1A.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
for US Bancorp Fund Services, LLC